QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.10

News Release
February 18, 2000

Trading Symbols:
TRBD (EASDAQ)

REGULATORY REPORTING

    Carpinteria, CA—February 18, 2000—Gerhard E. Delf, President and CEO of Turbodyne Technologies Inc. (EASDAQ:TRBD) commented today, "In order to ensure disclosure of information to the public who may not have access to the company's filings with the U.S. Securities and Exchange Commission, Easdaq has requested Turbodyne to republish by way of the ECR (Easdaq Company Reporting) selected information previously contained in the Company's Form 10Q for the third quarter of 1999, filed on November 22, 1999."

Bank Default

    The following information appears in the Form 10Q in Note 4 to Notes to Financial Statements (page 9).

    "On July 21, 1999, the Company received a notice from the bank, which holds both lines of credit and the term loan, informing the Company that it was in default under its credit facility. As a result of the default, the bank informed the Company that all indebtedness of the Company to the bank under the terms of the loan agreements was immediately due and payable. Subsequent to this event, a major creditor of Pacific Baja began collection efforts against Pacific Baja which threatened its banking relationship with Wells Fargo Bank. As a result, Pacific Baja and its subsidiaries commenced chapter 11 bankruptcy proceedings and have arranged Court-approved bank financing with Wells Fargo Bank to finance Pacific Baja to the end of the fourth quarter."

Pacific Baja Bankruptcy and Going Concern

    The following information appears in the Form 10Q in Note 2 to Notes to Financial Statements (page 7).

    "Pursuant to a Bankruptcy Court order, an auction sale is scheduled for December 9, 1999 at which time substantially all of the assets of Pacific Baja and its affiliates will be sold to the highest bidder. There are currently three bidders for the assets. At this time, it is not known what the ultimate sales price for the assets will be, but it appears unlikely that substantial proceeds will be available for distribution to unsecured creditors, of which the Company is one, after the payment of Pacific Baja's secured debt. The Company is currently owed approximately $6,000,000."

    "The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. No provision for losses pending the result of the sale of Pacific Baja have been made at this time. The sale of Pacific Baja will raise substantial doubt about the Company's ability to continue as a going concern. Pacific Baja accounted for approximately 98% of total Company sales for the nine months ended September 30, 1999. Absent these sales, for the nine months ended September 30, 1999, total Company sales would have been $720,000. In addition, the Company has suffered net losses in each of the last three years ended September 30, 1999 and has an accumulated deficit of $69,291,000 at September 30, 1999, has used cash in its operating activities in each of the last three years ended September 30, 1999, has violated covenants and defaulted under its debt facilities, has received an adverse award and a judgment in the amounts of approximately $6.7 million and $600,000 related to the Grand arbitration and a building lease, respectively, and is subject to several class action lawsuits brought against it by certain of its stockholders. Please refer to Part II, Item I Legal Proceedings for more detail regarding these matters. The judgement creditors in the Grand arbitration have filed liens with respect to substantially all of the Company's patents relating to the Engine Technology Division. If the Company cannot resolve the Grand arbitration, either by appeal, settlement or otherwise, the judgment creditors may execute on the Grand judgment and take ownership of the Company's patents relating to its Engine Technology Division."

    "The Company has developed a strategy of working with original equipment manufacturers in an effort to enter into joint development, licensing, and royalty arrangements similar to the joint development and licensing agreements between the Company and AlliedSignal Inc. The Company expects that through such an agreement it would have access to a channel of distribution that would facilitate high volume sales. However, no assurance can be given that any such relationships will be developed timely or at all, or if developed, will result in substantial sales to the Company."

    "In light of the Pacific Baja bankruptcy, the $7.3 million in judgments against the Company and the other factors identified above, there is substantial doubt that the Company will continue as a going concern. The Company will be required to resolve the outstanding judgments against it and to seek substantial additional equity or debt financing in order to continue the Engine Technology Division. These matters raise substantial doubt about the Company's ability to continue as a going concern."

Issuance of Stock

    In a further development, the Company announced that during 1999, Turbodyne issued an additional $9.1 million of equity through the issuance of 8.3 million shares of Common Stock at prices ranging from $1.00 to $3.50. As of February 14, 2000, 51,061,216 shares of Common Stock were issued and outstanding and an additional 6,333,548 were issuable upon the exercise of outstanding options and warrants.

    Turbodyne Technologies Inc., a California based high technology company, specializes in the development of performance enhancement, fuel economy and pollution control products for internal combustion engines. Turbodyne Technologies Inc.'s headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany.

Contacts:

Corporate Communications, Peter Weichselbraun (800) 566-1130
VP Group Finance—Investor Relations, Ken Fitzpatrick (800) 566-1130
European Business Development, Markus Kumbrink +49-69-975-44-665

QuickLinks

REGULATORY REPORTING